July 20, 2010


United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: John Reynolds

Re:  Safer Shot, Inc. (the "Company")
     Comment Letter Dated May, 6, 2010
     Form 10-K FYE September 30, 2009
     Filed January 15, 2010 and amended January 27, 2010
     Form 10-Q for Quarter ened December 31, 2009
     File No. 0-28769

Dear Mr. Reynolds:

General
Paragraph 1 - An annual meeting was held on April 30, 2010 after filing the PRE 14A on March 26, 2010 and the DEF 14A on April 14, 2010. This meeting was held under NRS paragraphs 78.310, 78.320 and 37.325. In addition it complied with Regulation 14C and Exchange Act Rule 14c-2. At this meeting all prior meetings during 2010 were superceded, the shareholders elected John Lund as President and Michael Black as Treasurer. The shareholders also increased the common stock authorized to 200,000,000 share as well as other miscellaneous items not previously addressed.

Note 9-Prepaid Financing, F-10
Paragraph 2 - The Company utilized a Black-Scholes anaylsis to determine the value of the prepaid financing for the two notes issued in fiscal year ending 9/30/2007. The Company consulted with its auditor concerning amortization of the asset. The auditor concluded that the straight line method approximated other methods and would be suitable for financial statement purposes. The Company did not have the ability to repay the loan in 2007 and chose a 10 year life since it did not know when it would have the ability to repay. Since one of the notes has been converted and the other is in the process of being converted then the Company plans to write off the prepaid asset during the quarter ending 06/30/10.

Paragraph 3 - There were two debt instruments issued in 2007 in the amount of $100,000 each. The derivative liabilities were determined utilizing a Black-Scholes analysis. A Black-Scholes analysis was prepared on a quarterly basis to determine fair value. The difference in fair value of the derivative liabilities were recorded as gain or loss. When the company's stock price fell below the strike price the fair value of the derivative liabilities was zero. There were no beneficial conversion features per SFAS 150 as the conversion feature was not in the money and the investor was not commited to purchase the securities.

Paragraph 4 - There was no incentive based compensation in 2008 nor was there a reversal of incentive based compensation in 2008. The company computed the fair value of the derivatives at the end of each quarter reporting gain or loss on the change in fair value. The other portion of the comprehensive income/(expense is related to the closing of the Isrerali office.

  OTHER COMPREHENSIVE INCOME/(EXPENSES)
Interest Expense                         (78,596)         (73,565)
Derivative Interest Expense
Decrease in fair value of derivatives                   1,378,694
Loss on closing Israeli Office                            (29,558)


  Total Other Income/(Expenses)	         (78,596)       1,275,571

	Net (Loss)                      (233,186)       1,033,345

Paragraph 5 - See revisions below.

Paragraph 6 - See revisions below.

Item 3 - Controls and Procedures

Paragraph 8 - Form 10Q
Disclosure
The Company's Chief Executive Officer and Chief Financial Officer have concluded, that the Company's disclosure controls and procedures were effective on the filing date of the Quarterly Report on Form 10Q for quarters ending December 31, 2009 and March 31, 2010.

Paragraph 9 - Will relocate disclosures.

Please contact James Slayton of the audit committee (702-366-0644) with any questions, suggestions or revisions.

Sincerely,



John Lund,
Chief Executive Officer


 REVISIONS

Exhibits

3.3 Employment Agreement with Mr. Yehuda Meller, Form 8K for January 16, 2006 filed January 20, 2006.

3.4 Amended Employment Agreement with Mr. Yehuda Meller, Form 8k for June 22, 2007 filed June 25, 2007.

3.5  Bridge Loan Agreement,  Form 8K January 29, 2008 filed January 30, 2008.

3.6  Bridge Loan Agreement, Dated December 29, 2009 filed with Form 10KA.

3.7  Settlement Agreement, Dated April 30, 2009 filed with Form 10KA.